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                                                      File No. 70-9315


                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 ------------
                              Amendment No. 2 to

                                   FORM U-1
                                 ------------


                           APPLICATION - DECLARATION

                                   under the

                  PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                                      ***

                        INDIANA MICHIGAN POWER COMPANY
          One Summit Square, P. O. Box 60, Fort Wayne, Indiana  46801
                 (Names of companies filing this statement and
                   addresses of principal executive offices)

                                      ***

                     AMERICAN ELECTRIC POWER COMPANY, INC.
                   1 Riverside Plaza, Columbus, Ohio  43215
                    (Name of top registered holding company
                    parent of each applicant or declarant)

                                      ***

                             A. A. Pena, Treasurer
                  AMERICAN ELECTRIC POWER SERVICE CORPORATION
                   1 Riverside Plaza, Columbus, Ohio  43215

                        Susan Tomasky, General Counsel
                  AMERICAN ELECTRIC POWER SERVICE CORPORATION
                   1 Riverside Plaza, Columbus,  Ohio 43215
                  (Names and addresses of agents for service)



            Indiana Michigan Power Company ("I&M") hereby amends its application on Form U-1 in this file by restating in its entirety the description of the transaction in ITEM 1. as follows:

 ITEM 1.     DESCRIPTION OF PROPOSED TRANSACTION

      I&M requests authorization to guarantee loan payments, including principal, interest, penalties, on a promissory note or notes (the "Note(s)") issued by Iron Dynamics, Inc. ("IDI"), an Indiana corporation, which is an electric utility service customer of I&M. IDI is constructing a production facility in Butler, Indiana, in I&M's service territory. This facility is a scrap substitute production facility using proprietary coal based, iron-making technology to beneficiate and reduce iron ore concentrates or fines to high quality liquid iron using coal as the primary carbon reductant source. This project has a total capital cost of approximately $85 million which is being financed through a national lending institution.

Energy  and  energy-related assets
      Of those total assets, I&M is proposing to guarantee loan payments on certain energy and energy-related assets totaling $6,500,000. These assets include a main mill substation, power distribution facilities from station to mill, power distribution facilities from main mill to coal preparation facilities, coal preparation facilities and submerged arc furnace transformers and vaults to be installed on IDI's property in DeKalb, Indiana (the "Equipment").
      The utility assets include substations, transformers, switchgear, motor control centers and associated materials that make up the necessary equipment required to distribute and control electric energy usage for the proper and safe operation of the facility. These assets include a submersible arc furnace trans-former that is used to regulate voltage levels. Certain other assets, such as the coal handling equipment are not directly used to generate electric energy but are utilized in providing heatenergy required for the IDI process. The coal grinding facility uses a similar process to the process I&M uses to prepare coal for use in some of its power plants.
      None of the assets to be financed will be accounted for on I&M's books or will be owned by I&M at any time. The distribution substation will be solely dedicated to IDI.
      I&M was retained to install, terminate and test the 34.5 kv main feeder cables from the main substation to the IDI substation. This work has been completed for a total cost of approximately $51,000 and is not part of the assets being financed.

GE Capital loan
       The note(s) will evidence a loan by GE Capital Corporation ("Lender" or "GE Capital") or a similar lender to IDI in an amount up to $6,500,000 to acquire the Equipment. The loan is for equipment only.
      The loan will be made under a Loan Agreement, a copy of which is filed as Exhibit B-1. The interest rate shall be the Index Rate plus 1.75% or if converted pursuant to the Loan Agreement, a fixed rate. IDI may, upon written notice to Lender at least thirty (30) days prior to the end of each 90-day period during the term of the loans, elect to convert the interest rate on all, but not less than all, of the Loans to a fixed percentage equal to 175 basis points over the average of one, three and five year U. S. Treasuries as published in the Wall Street journal on the date of such notice (the "Fixed Rate"). On the date that the initial Loan is made, the "Index Rate" means the interest rate equal to the per annum interest rate for commercial paper issued for the period of time closest to 90 days by GE Capital ("CPR") on such day, and thereafter the Index Rate shall be adjusted every ninety days and shall be equal to the CPR as in effect on the tenth day preceding the end of each such 90 day period during the term of the Loans. If, for any reason whatsoever, GE Capital does not issue such commercial paper on the applicable date, the CPR shall be equal to the rate listed for "3-Month" Commercial Paper under the column indicating an average rate as stated in the Federal Reserve Statistical Release H.15(519) for the calendar month preceding the calendar month in which such 90-day period ends. If, for any reason, the Federal Reserve Statistical Release H.15(519) is no longer published, the CPR shall be equal to the latest Commercial Paper Rate for high grade unsecured notes of 90 day maturity sold through dealers by major corporations in multiples of $1,000, as indicated in the "Money Rates" column of the Wall Street Journal, Eastern Edition, published on the tenth day prior to the end of each 90-day period or the first Business Day thereafter. The Note(s) will mature in not more than 96 months and be secured by a first lien on the Equipment. There will be no consideration paid by IDI for the guaranty, a copy of which is attached as Exhibit B-3.
      In the alternative, I&M requests authority to make a direct loan to IDI and to acquire the Note(s) on substantially the same terms as the loan from Lender to IDI.

Reason for I&M guaranty
      IDI is a start-up company which was incorporated in Indiana on June 12, 1995. It has obtained financing on the $85 million project through a national institutional lender. I&M has agreed to guarantee loan payments on certain energy-related assets in order to enable IDI to finance these assets at a lower interest rate. I&M has determined that it is in its best interests to guarantee these payments, because construction of the facility will increase the use of electric energy by 66 megawatts at the Butler site. It is I&M's hope that additional mini mills will be located in its service territory. This transaction is not part of a company or system-wide financing line of business.

                                  SIGNATURES

            Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned have duly caused this Amendment No. 2 to its Application/Declaration on Form U-1 to be signed on their behalf by the undersigned thereunto duly authorized.

                                          INDIANA MICHIGAN POWER COMPANY

                                          By:    /s/ A. A. Pena
                                                    Treasurer
Dated:  August 27, 1998